HENRY COUNTY BANCSHARES, INC.

4806 N. Henry Boulevard

Stockbridge, Georgia 30281

December 22, 2005

Mr. Paul Cline, Senior Accountant

Division of Corporation Finance

Securities and Exchange Commission

Washington, DC 20549

RE:	Henry County Bancshares, Inc. (the “Company”)

  Form 10-K for the year ended December 31, 2004 and

  Schedule 14A filed March 16, 2005

  File No. 0-49789

Dear Mr. Cline:

Pursuant to our conversation with Mr. Farhat and in response to your letter dated December 14, 2005 regarding the above-referenced matter, please see the following numbered responses to the Commission’s comments:

1. Note 1 – Summary of Significant Accounting Policies

Loans Held for Sale, page 8

The Company will revise on all future filings to include additional language in Note 1- “Loans Held for Sale” as follows:

Loans held for sale consist of mortgage loans originated by the Company, which the Company intends to sell into the secondary market and are carried at the lower of cost or fair value, as determined by the aggregate outstanding commitments from investors, net of origination costs. These loans are sold with servicing rights attached; therefore, no servicing rights are retained by the Company.

The Company sells mortgage loans to investors under various blanket agreements. Under the agreements, investors generally have a limited right of recourse to the Company for the normal representations and warranties and, in some cases, for delinquencies within the first three to six months, which lead to loan default and foreclosure. These recourse provisions represent off-balance sheet risks in the normal course of business. Any liability applicable to loans sold with recourse would be included in other liabilities. No recourse liability was required at December 31, 20XX or December 31, 20XX.

Mortgage banking income in the statement of income includes gains and losses on the sale of loans, service release premiums, and miscellaneous fees received from borrowers. Gains and losses on the sale of loans are recognized at the settlement date and are determined by the difference between the selling price and the carrying value of the loans sold.

2. Note 7 - Mortgage Banking Income, page 15

As a result of the revised language to be inserted in the last paragraph of Note 1 – “Loans Held for Sale” on page 8, the Company feels that further clarification has been given to the nature of the revenue from the sale of mortgage loans and intends to delete Note 7 – “Mortgage Banking Income”, from future filings.

These revisions assume the Company’s mortgage banking practices continue as disclosed.

Also included is a Statement of Acknowledgment in connection with the Company’s response to the Commission’s comments. If you have any further questions or require any additional information or documentation, please contact Michael White at (478) 749-1709.

Sincerely,

/s/ David H. Gill
DAVID H. GILL
President & CEO
Henry County Bancshares, Inc.

STATEMENT OF ACKNOWLEDGMENT

The undersigned, Henry County Bancshares, Inc. (the “Company”), hereby acknowledges to the United States Securities and Exchange Commission (the “Commission”) in connection with the Company’s responses to the Comments of the Commission regarding the filing of its Annual Report on Form 10-K for the year ended December 31, 2004 and its Schedule 14A filed on March 16, 2005, and all amendments thereto, the following:

1. The Company is responsible for the adequacy and accuracy of the disclosure in the filings;

2. Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

3. The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or by any person under the federal securities laws of the United States.

HENRY COUNTY BANCSHARES, INC.

BY:	/s/ David H. Gill
DAVID H. GILL
President and Chief Executive Officer

Date: December 22, 2005